SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to

§ 240.13d-1(a) and Amendments Thereto Filed

Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

QUAD/GRAPHICS, INC.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

747301109

(CUSIP Number)

James E. Bedar, Esq.

Brown Rudnick LLP

One Financial Center

Boston, MA 02111

(617) 856-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 11, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 747301109	Page 2 of 12 Pages

13D

1	NAME OF REPORTING PERSONS Catalyst Fund Limited Partnership II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 472,102
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 472,102
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 472,102
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 747301109	Page 3 of 12 Pages

1	NAME OF REPORTING PERSONS Catalyst Fund General Partner II Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 472,102
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 472,102
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 472,102
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 747301109	Page 4 of 12 Pages

1	NAME OF REPORTING PERSONS CCGI Holdings II Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 472,102
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 472,102
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 472,102
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 747301109	Page 5 of 12 Pages

1	NAME OF REPORTING PERSONS The Catalyst Capital Group Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 472,102
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 472,102
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 472,102
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 747301109	Page 6 of 12 Pages

1	NAME OF REPORTING PERSONS Newton Glassman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 472,102
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 472,102
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 472,102
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 747301109	Page 7 of 12 Pages

1	NAME OF REPORTING PERSONS Gabriel de Alba
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 472,102
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 472,102
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 472,102
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 747301109	Page 8 of 12 Pages

1	NAME OF REPORTING PERSONS Jonathan A. Levin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 472,102
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 472,102
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 472,102
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 747301109	Page 9 of 12 Pages

SCHEDULE 13D

Company: QUAD/GRAPHICS, INC.

Item 1.	Security and Issuer.

This Amendment No. 1 to Statement on Schedule 13D the (“Amendment No. 1”) amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on April 13, 2012 (the “Original Statement”). This Amendment No. 1 relates to the Class A common stock, par value $0.025 per share (the “Class A Common Stock”), of Quad/Graphics, Inc., a Wisconsin corporation (the “Company”). The principal executive offices of the Company are located at N61 W23044 Harry’s Way, Sussex, Wisconsin 53089-3995. Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Original Statement. This Amendment No. 1 amends and restates Item 5 of the Original Statement as set forth below.

This Amendment No. 1 constitutes an “exit filing” for the Reporting Persons.

Item 5.	Interest in Securities of the Issuer.

(a)	Catalyst Fund Limited Partnership II (and Catalyst Fund General Partner II Inc., CCGI Holdings II Inc., The Catalyst Capital Group Inc., Newton Glassman, Gabriel de Alba and Jonathan A. Levin through the Catalyst Fund Limited Partnership II) beneficially own 472,102 shares of Class A Common Stock. The shares of Class A Common Stock presently held by Catalyst Fund Limited Partnership II represent approximately 1.4% of the issued and outstanding shares of Class A Common Stock of the Company, based upon the 33,364,542 shares of Class A Common Stock issued and outstanding as reported in the Company’s Form 10-K for the fiscal year ended December 31, 2012, filed with the SEC on March 8, 2013.

Pursuant to Rule 13d-3(d)(1)(i) the number of issued and outstanding shares of Class A Common Stock assumes that each other shareholder of the Company does not exercise or convert any other rights, warrants, options or securities exercisable or convertible into Class A Common Stock within 60 days of the date of this report.

(b)	Newton Glassman, Gabriel de Alba and Jonathan A. Levin, in their capacities as defined herein share the power to vote and dispose of the 472,102 shares of Class A Common Stock, directly owned by Catalyst Fund Limited Partnership II.

(c)	Except as set forth below, no transactions in the shares of Class A Common Stock were effected by the Reporting Persons during the past sixty (60) days. All such transactions were sales effected in the open market, and the table includes commissions paid in per shares prices.

CUSIP No. 747301109	Page 10 of 12 Pages

Name of Reporting Person	Date of Transaction	Number of Shares Purchased or (Sold)	Price Per Share
Catalyst Fund Limited Partnership II	01/28/13	(113,197)	$22.9950
Catalyst Fund Limited Partnership II	01/29/13	(140,000)	$22.1631
Catalyst Fund Limited Partnership II	02/01/13	(39,185)	$22.9783
Catalyst Fund Limited Partnership II	02/05/13	(36,477)	$21.7429
Catalyst Fund Limited Partnership II	02/06/13	(70,589)	$21.7678
Catalyst Fund Limited Partnership II	02/08/13	(30,581)	$21.7475
Catalyst Fund Limited Partnership II	02/21/13	(28,287)	$21.6803
Catalyst Fund Limited Partnership II	02/22/13	(66,050)	$21.7222
Catalyst Fund Limited Partnership II	03/01/13	(8,850)	$21.7100
Catalyst Fund Limited Partnership II	03/04/13	(36,929)	$21.5690
Catalyst Fund Limited Partnership II	03/05/13	(72,905)	$21.7006
Catalyst Fund Limited Partnership II	03/06/13	(95,324)	$22.0438
Catalyst Fund Limited Partnership II	03/07/13	(49,944)	$22.0192
Catalyst Fund Limited Partnership II	03/08/13	(77,695)	$22.0588
Catalyst Fund Limited Partnership II	03/11/13	(55,475)	$22.0018
Catalyst Fund Limited Partnership II	03/12/13	(158,141)	$22.3898
Catalyst Fund Limited Partnership II	03/13/13	(125,000)	$22.8823
Catalyst Fund Limited Partnership II	03/14/13	(93,579)	$23.6186
Catalyst Fund Limited Partnership II	03/15/13	(90,000)	$23.5948
Catalyst Fund Limited Partnership II	03/18/13	(66,000)	$23.4368
Catalyst Fund Limited Partnership II	03/19/13	(71,936)	$23.3011
Catalyst Fund Limited Partnership II	03/20/13	(70,000)	$23.6622
Catalyst Fund Limited Partnership II	03/21/13	(30,254)	$23.5805
Catalyst Fund Limited Partnership II	03/22/13	(22,369)	$23.4896
Catalyst Fund Limited Partnership II	03/25/13	(53,000)	$23.7126
Catalyst Fund Limited Partnership II	03/26/13	(58,300)	$23.8563
Catalyst Fund Limited Partnership II	03/27/13	(100,000)	$24.1665
Catalyst Fund Limited Partnership II	03/28/13	(51,900)	$24.2770

(d)	Newton Glassman, Gabriel de Alba and Jonathan A. Levin, in their capacities as defined herein, share the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock directly owned by Catalyst Fund Limited Partnership II.

CUSIP No. 747301109	Page 11 of 12 Pages

(e)	The Reporting Persons ceased to be the beneficial owners of more than five percent (5%) of the issued and outstanding shares of Class A Common Stock of the Company on March 11, 2013.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: March 28, 2013

CATALYST FUND LIMITED PARTNERSHIP II

	By:	CATALYST FUND GENERAL PARTNER II INC., its General Partner

	By:	/s/ Newton Glassman
Name: Newton Glassman
Title: Director
/s/ Newton Glassman
Newton Glassman	CATALYST FUND GENERAL PARTNER II INC.

	By:	/s/ Newton Glassman
Name: Newton Glassman
Title: Director
/s/ Gabriel de Alba
Gabriel de Alba
CCGI HOLDINGS II INC.

/s/ Jonathan A. Levin	By:	/s/ Newton Glassman
Jonathan A. Levin		Name: Newton Glassman
Title: Director

THE CATALYST CAPITAL GROUP INC.

	By:	/s/ Newton Glassman
Name: Newton Glassman
Title: President / Managing Partner / Director